Exhibit (d)(11)(C)

JOHN HANCOCK VARIABLE INSURANCE TRUST

AMENDMENT TO SUBADVISORY AGREEMENT

Jennison Associates LLC

AMENDMENT made as of this 1st day of July, 2019 to the Subadvisory Agreement dated November 1, 2000, as amended (the “Agreement”), between John Hancock Investment Management Services, LLC, a Delaware limited liability company (the “Adviser”), and Jennison Associates LLC, a Delaware limited liability company (the “Subadviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

1.                 CHANGE IN APPENDIX A

Appendix A of the Agreement, “Compensation of Subadviser,” is hereby amended to reduce the subadvisory fees for the Capital Appreciation Trust

2.                 Effective Date

This Amendment shall become effective on July 1, 2019, following approval of the Amendment by the Board of Trustees of John Hancock Variable Insurance Trust.

3.                Miscellaneous

Except as set forth herein, all provisions of the Agreement shall remain in full force and effect. This Amendment may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same Amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed under seal by their duly authorized officers as of the date first mentioned above.

John Hancock Investment Management Services, LLC
By:	/s/ Jay Aronowitz
Jay Aronowitz
Chief Investment Officer

Jennison Associates LLC
By:	/s/ Jeffrey Becker
Jeffrey Becker
Chief Executive Officer

APPENDIX A

The Subadviser shall serve as investment subadviser for each Portfolio of the Trust listed below. The Adviser will pay the Subadviser, as full compensation for all services provided under this Agreement with respect to each Portfolio, the fee computed separately for such Portfolio at an annual rate as follows (the “Subadviser Fee”):

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*The term Aggregate Net Assets includes the net assets of a Portfolio of the Trust. It also includes with respect to each Portfolio the net assets of one or more other portfolios as indicated below, but in each case only for the period during which the Subadviser for the Portfolio also serves as the subadviser for the other portfolio(s). For purposes of determining Aggregate Net Assets and calculating the Subadviser Fee, the net assets of the Portfolio and each other portfolio of the Trust are determined as of the close of business on the previous business day of the Trust, and the net assets of each portfolio of each other fund are determined as of the close of business on the previous business day of that fund, in each case based on market values as reported by the Trust’s custodian.

Trust Portfolio		Other Portfolio
Capital Appreciation Trust	--	Capital Appreciation Fund, a series of John Hancock Funds II

The Subadviser Fee for a Portfolio shall be based on the applicable annual fee rate for the Portfolio which for each day shall be equal to the quotient of (i) the sum of the amounts determined by applying the annual percentage rates in the table to the applicable portions (as determined by percentage rate breakpoints) of Aggregate Net Assets divided by (ii) Aggregate Net Assets (the “Applicable Annual Fee Rate”). The Subadviser Fee for each Portfolio shall be accrued for each calendar day, and the sum of the daily fee accruals shall be paid monthly to the Subadviser within 30 calendar days of the end of each month. The daily fee accruals will be computed by multiplying the fraction of one over the number of calendar days in the year by the Applicable Annual Fee Rate, and multiplying this product by the net assets of the Portfolio. The Adviser shall provide Subadviser with such information as Subadviser may reasonably request supporting the calculation of the fees paid to it hereunder. Fees shall be paid either by wire transfer or check, as directed by Subadviser.

If, with respect to any Portfolio, this Agreement becomes effective or terminates, or if the manner of determining the Applicable Annual Fee Rate changes, before the end of any month, the fee (if any) for the period from the effective date to the end of such month or from the beginning of such month to the date of termination or from the beginning of such month to the date such change, as the case may be, shall be prorated according to the proportion which such period bears to the full month in which such effectiveness or termination or change occurs.